SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For June 3, 2011
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

Corporate Taxpayer’s ID (CNPJ): 43.776.517/0001-80

Company Registry (NIRE): 35.3000.1683-1

EXCERPT FROM THE MINUTES OF THE 738TH BOARD OF DIRECTORS’ MEETING

At 9:00 a.m. on April 14, 2011, the acting Chairman of the Board of Directors called a meeting on an ordinary basis, in accordance with the head provisions of Article 13 of the Company’s Bylaws, in the board room of the Company’s headquarters, located at Rua Costa Carvalho, 300, in the city of São Paulo, which was attended by the undersigned members of the Board of Directors of Companhia de Saneamento Básico do Estado de São Paulo - SABESP. Installing the meeting, Mr. Jerônimo Antunes greeted all those present and justified the absence of Director Roberto Yoshikazu Yamazaki. (...) Director Jerônimo Antunes then offered the floor to the Chief Financial Officer and Investor Relations Officer, Rui de Britto Álvares Affonso, who explained item 4 of the agenda, "To approve the indicative conditions and authorize the Company to take out a loan from Japan International Cooperation Agency – JICA for the second phase of the “Program for Water Loss Reduction and Energy Efficiency”, loaned amount: ¥33.58 billion, or approximately R$636 million” (time: 20´), conducted based on the Proposal to the Board of Directors of April 8, 2011, the Board of Executive Officers Resolution no. 100/2011 of April 6, 2011, the Internal Communication FI no. 009/11 of April 1, 2011, the Legal Opinions CJ nos. 721/2010 and 168/2011, of September 28, 2010 and April 6, 2011, respectively, and on the Presentation distributed among Directors and duly filed with the meeting’s documents. (...) The matter was then discussed and voted on, and the Directors approved by unanimous vote to proceed with negotiations to take out the loan from Japan International Cooperation Agency - JICA for the Program for Water Loss Reduction and Energy Efficiency, in accordance with the following terms:

INDICATIVE CONDITIONS:

•         Purpose:  To carry out the Program for Water Loss Reduction and Energy Efficiency

•         Borrower:  Sabesp – Companhia de Saneamento Básico do Estado de São Paulo

•         Financing agent: JICA - Japan International Cooperation Agency

•         Investment amount: fifty two billion, two hundred seven million Japanese yen (¥52,207 billion)

•         Amount financed: thirty-three billion, five hundred eighty-four million Japanese yen (¥33,584)

•         Matching Funds: eighteen billion, six hundred twenty-three million Japanese yen (¥18,623)

•         Currency:  Japanese yen

•         Amortization Period: 18 years

•         Grace Period: 7 years

•         Total Term: 25 years

•         Interest:  Determined by JICA for ODA (Official Development Assistance) loans, pursuant to the Agreement for Exchange of Notes between the Japanese and Brazilian Governments, based on the table in effect on the negotiation date. (Current indicative amount: 1.7% per year for construction work and 0.01% for consulting)

•         Commitment Fee: 0.10% to be paid annually on unused credit

•         Frequency of Payment (interest, fee and amortization): Semiannual

•         Guarantor:  The Federal Government (Federative Republic of Brazil)

•         Counter-guarantor:  The São Paulo State Government

•         Counter-guarantor:  Companhia de Saneamento Básico do Estado de São Paulo - SABESP

•         SABESP’s counter-guarantee: own revenues, limited to the loan servicing amount, until all of Sabesp's commitments arising from this loan taken out from JICA are settled.

In order to provide the aforementioned guarantees, the following agreements will be agreed upon:

1) Revenue earmarking among the Federal Government, the São Paulo State Government and SABESP;

2) Regulation of the Right of Recourse and Establishment of Guarantee between the São Paulo State Government and SABESP.

The Chief Financial Officer and Investor Relations Officer is hereby authorized to carry out all the procedures and measures required to conclude negotiations, establish the details of the loan and guarantee agreements and subsequently execute the loan operation in question. (...)

After approved, these minutes were signed by the attending members of the Board of Directors. Mario Engler Pinto Júnior, Alexander Bialer, Gesner José de Oliveira Filho, Heraldo Gilberto de Oliveira, Jerônimo Antunes, Reinaldo Guerreiro and Stela Goldenstein. This is a free translation of the excerpt of the Minutes recorded in the Minutes Book of the Board of Directors. São Paulo, May 5, 2011. Jerônimo Antunes, acting Chairman. Sandra Maria Giannella, Executive Secretary. JUSTICE AND CITIZENSHIP DEFENSE OFFICE. COMMERCIAL REGISTRY OF THE STATE OF SÃO PAULO. I certify the Registration under No. 193.935/11-9 of May 24, 2011. KÁTIA REGINA BUENO DE GODOY, General Secretary.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: June 3, 2011

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.